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April 8, 2011	News Release 11-10

SILVER STANDARD ANNOUNCES CLOSING OF SECONDARY OFFERING OF
UNITS OF PRETIVM RESOURCES INC., INCLUDING FULL EXERCISE OF
OVER-ALLOTMENT OPTION

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announces today the closing of a previously announced secondary offering (the “Secondary Offering”) of units (the “Units”) pursuant to an underwriting agreement with a syndicate of underwriters (the “Underwriters”). An over-allotment option granted to the Underwriters in connection with the Secondary Offering was exercised in full, resulting in the sale of an aggregate of 11,500,000 Units at a price of C$10.00 per Unit for aggregate gross proceeds to the Company of C$115,000,000. Each Unit consisted of one common share (a “Pretivm Share”) of Pretium Resources Inc. (“Pretivm”) owned by the Company and one-half of a warrant of Pretivm (a “Warrant”), with each whole Warrant exercisable to purchase one Pretivm Share owned by the Company at an exercise price of C$12.50 for a period of 12 months following the closing of the Secondary Offering. Following closing of the Secondary Offering and prior to any exercise of the Warrants, Silver Standard owns 24,663,333 Pretivm Shares, representing approximately 28.86% of the issued and outstanding Pretivm Shares.

The securities described above were offered outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and in the United States solely to “accredited investors” pursuant to an exemption from the registration requirements of the Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities will not be registered under the Securities Act and may not be offered or sold to U.S. Persons or in the United States absent registration or an applicable exemption from registration requirements.

SOURCE: Silver Standard Resources Inc.

Contact:

W. John DeCooman, Jr., Vice President, Business Development

Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
Email: invest@silverstandard.com

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, those relating to the exercise of the Warrants and the Company’s holdings in Pretivm. Such risks and uncertainties include, but are not limited to, the need to satisfy the conditions set forth in agreements relating to the exercise of the Warrants and delivery of Pretivm Shares therefor, and the need to satisfy regulatory and legal requirements with respect to the exercise of the Warrants. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

To receive Silver Standard’s new releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.